FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Share capital reduction	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

The Board of Directors of Telefónica, S.A. at its meeting held today, has resolved to carry our the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders’ Meeting held today under item V. of its Agenda.

The share capital of Telefónica, S.A. has been reduced in the amount of 82,896,466 euros, through the cancellation of 82,896,466 own shares of the Company currently held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from de reduction has been set at 5,443,534,596 euros corresponding to 5,443,534,596 shares with a nominal value of one euro each.

The reduction does not entail the return of contributions to the shareholders since the Company is the owner of the cancelled shares. The reduction has been carried out with a charge to unrestricted reserves, through the provision of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 82,896,466 euros), which may only be used in compliance with the same requirements as those established for the reduction of share capital, by application of the provisions of section 335. c) of the Spanish Companies Act. Accordingly, as laid down in such section, the creditors of the Company will not have the right to oppose the reduction mentioned in section 334 of the Spanish Companies Act in connection with the share capital reduction.

The announcements of the reduction of share capital will be published in the Official Companies Registry Gazette (Boletín Oficial del Registro Mercantil) and in the Company’s corporate website (www.telefonica.com) on April 28, 2021.

Thereafter, the public deed regarding the reduction of share capital and the amendment of the Bylaws will be granted and registered with the Mercantile Registry of Madrid, and the Company will request the exclusion from the accounting register of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. and from official trading on the securities markets.

Madrid, April 23, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 23, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors